INVEST IN **THE SEPIA COFFEE PROJECT**

# Uplifting Communities through Coffee



sepiacoffeeproject.com Detroit MI

Food & Beverage | Consumer Goods | Retail | Minority Founder | Brick & Mortar

## Highlights

1. Minority-owned coffee roastery opening the FIRST specialty coffee shop in Highland Park, MI
2. Offering EARLY BIRD investors a 2x return with projected repayment in 4 years (not guaranteed)
3. 20+ wholesale accounts and a successful launch of a RTD (ready to drink) cold coffee
4. Raising capital to build our first retail location, $700k projected revenue in 2024 (not guaranteed)
5. Martell (CEO) was born and raised in Highland Park and has 15 years of experience in coffee industry
6. Helping to revitalize our neighborhood by bringing ethically sourced coffee to the people

## Our Team



**Martell Mason** CEO, Roaster-In-Chief

15+ years experience in the coffee industry working throughout North America, Europe and Asia. Northeastern Alum. Extensive fieldwork spent in East Africa(Ethiopia, Kenya, Tanzania) to better understand coffee production.



**Maria Hernaez** Co-founder, Sales(New England)

Northeastern Alum. Immigrated from the Philippines at the age of 11. 20+ years in high-end retail, banking and real estate from New England to California.



**Kevin Keefe** Co-founder, Sales(DC, Maryland, Virginia)

UVA/George Mason School of Law Alum. 30+ years working with the Dept. of Justice & Defense and at the Equal Employment Opportunity Commission. Lover of the arts with an affiliation with the Coalition for African American in the Performing Arts(CAAPA).

## For The People | By The People



**The Sepia Coffee Project(SCP)** is a minority-owned roaster in Highland Park that seeks to generate an evolution of coffee through collective investment. Founded with the intent to create inroads to equitable opportunity, inclusion, and community. By adopting a model such as this, we are able to help our patrons

be part of the process.

When you invest in SCP, you're not just buying coffee, you're giving back to this community. From origin and cultivation, to involvement on what it means to invest in SCP, our goal goes beyond just expanding investment opportunities but into revitalizing a community.

### Investment Opportunity


The Sepia Coffee Project
INVESTMENT IN FOCUS
PAYOUT
TARGET
PRIVATE ROUND
EARLY BIRD INVESTOR
2x
4 years
PUBLIC ROUND
1.5x
4 years
*FORWARD LOOKING PROJECTIONS CANNOT BE GUARANTEED

While helping us to revitalize Highland Park, bringing good coffee and good people to the enclave, **investors will get up to 2x return** on their investment!

**Early Bird Investors** will receive **2x return** on their investment during the *Private Round* while **Public Round Investors** will receive **1.5x return**.

- **Early Bird/Private Round:** $10,000 today --> $20,000 in four years.
- This **economic model** gives a detailed view of our revenue projection and expected payout schedule for Early Bird investors.

Based on our revenue projections, we're expecting a 4 year target repayment period for investors to receive full payout. We will pay a percentage of our quarterly revenues back to investors until all investors have realized their respective payout. Repayments are scheduled to begin Q3 2024.

Our aspiration is to facilitate a good economic outcome for our investors and our community. We want our supporters to be a part of our success. It is our hope to continue the steady growth of the wholesale side of our business.

**We expect $170k in revenue in 2023 and $350k in wholesale revenue in 2024.**

We are using the funds raised on Wefunder to support the buildout of our first retail location in Highland Park, MI which is already underway.

**Our projected revenue in 2024 across both wholesale and retail is $700k.**

*Forward-looking projections cannot be guaranteed.*

### Business Model, Revenue and Partners


The Sepia Coffee Project
BUSINESS MODEL IN FOCUS
Number of Transactions
Average Amount
Projected Revenue
Cafe/Retail
2023 Projections
6,500
$10.65
$69,225
Wholesale
2023 Projections
420
$250
$105,000
*FORWARD LOOKING PROJECTIONS CANNOT BE GUARANTEED

Our business model has focused on **B2B(business to business)** - offering bulk coffee to coffee shops, restaurants and specialty markets. With an extensive network of partners, we have made great strides within our first year securing over 20 wholesale accounts with standing orders averaging 100 kg(220lb) of roasted coffee per month. 2023 projections show a 400% increase in volume by the end of the year as we scale up our business to meet market demand.

In addition to wholesale, we have gained significant traction within the **B2C(business to consumer)** market as online and retail sales have increased. Adding a brick and mortar retail space will allow use to diversify our revenue stream and tap into a growing consumer market with our first coffee shop.


REVENUE IN FOCUS
WHOLESALE + RETAIL PROJECTIONS
*FORWARD LOOKING PROJECTIONS CANNOT BE GUARANTEED
Retail Cafe Projections (B2C)
Wholesale (B2B)
Sales Projections
$290,475
Wholesale distribution
164,280
Wholesale distribution (West Coast)



By the end of 2023, we are projected to generate $170,000 in sales revenue. In addition to wholesale, we anticipate a significant increase in retail sales as we open our first brick and mortar coffee shop with a full espresso bar, pre-packed foods and offering both coffee and equipment for business and home use.

With the grand opening of our coffee shop slated for Spring 2024, we project wholesale and retail departments to generate **$700,000 in sales revenue by the end of 2024.** This includes a wholesale push throughout the Midwest and along the East Coast.

*Forward-looking projections cannot be guaranteed.*









## Use of Funds




Equipment
Upgrades
Upgrades
Construction

**The City of Highland Park has agreed to sell us commercial land to build out Sepia Coffee Project's new headquarters.**

Securing our **minimum** raise of **$275,000** will allow for us to complete the first phase of our build out which includes a 2,500+ sq. ft. primary structure to house our roasting facility and retail coffee shop. If our **maximum raise of $400,000** is secured, we will add an adjoining structure to accommodate coffee trainings, workshops and community/private events(an additional revenue stream).

*Note: only $124k of this raise will be solicited through Wefunder. The minimum amount we need to raise to access funds is $50k.*

## The Impact of Sepia Coffee Project in Highland Park


Commercial zones
IMPACT IN FOCUS
Uplifting an Underserved Community Through Coffee.
✓ Economic Development
✓ Job Creation
✓ Neighborhood Revitalization
The City of Highland Park has drafted a 2030 Master Plan which encourages the flexibility necessary to attract local entrepreneurship and development. A result of directives from the community, planning commission, department directors, the City Council and advisors from the Tax Increment Finance Authority(TIFA) – the goal is to create a distinct place with activity and investment that maximizes value and capitalizes on the city's unique geographical location.

The City of Highland Park drafted a **2030 Master Plan** which encourages the flexibility necessary to attract local entrepreneurship and development. A result of directives from the community, planning commission, department directors, the City Council and advisors from the Tax Increment Finance Authority(TIFA); the goal of Highland Park's 2030 Master Plan is to create a distinct place with activity and investment that maximizes value and capitalizes on the cities unique geographical location.

**Building our roastery and coffee shop in Highland Park would implement facets of the 2030 Master Plan** by revitalizing an underdeveloped neighborhood, creating jobs in multiple sectors including manufacturing(roasting), retail(baristas, sales reps) and logistics(shipping).


PROBLEM IN FOCUS
No independent coffee shop in Highland Park.
Highland Park Residents lack:
▪ access to quality goods and services.
▪ eateries which offer gathering, co-working spaces.
Ferndale Project
Highland Park
Milwaukee Caffe
DETROIT
The Sepia Coffee Project

One of the first indicators of development usually comes in the form of new eateries(cafes, bakeries and bars). While development certainly brings much needed investment to previously neglected neighborhoods, it also means the most vulnerable members of that community are often unable to reap the benefits of this growth.

**Highland Park, a predominately Black enclave of Detroit, has not benefited from the massive development seen right on its doorstep.** Despite its geographical location between two affluent Detroit communities(*Boston-Edison* and *Palmer Woods*), Highland Park residents have limited access to quality goods and services including coffee shops.


The Sepia Coffee Project
SOLUTION IN FOCUS
The Sepia Coffee Project will open Highland Park's FIRST specialty coffee shop and roastery!
✓ Roasting facility
✓ Full-service cafe/espresso bar
▪ Healthy food options
▪ Community gathering destination
▪ Co-working space

In an effort to improve the enclave's food and beverage industry, **building our**

**roasting facility in Highland Park and opening its first specialty coffee shop would bring great opportunities to the city.**

## Worldwide Experience. Local Roots.



The Sepia Coffee Project

CEO IN FOCUS

Worldwide Experience.
Local Roots.

Martell Mason is CEO and Head Roaster of the Sepia Coffee Project. A native of Highland Park, he has lived throughout Asia, East Africa and Europe. With a BA in International Affairs and graduate work specializing in Sustainable Development, he continues to find ways to bridge the gap from "farm to cup" while ensuring there is greater representation of black and brown folks along the coffee value chain.

Pivoting after the shocks of the pandemic, Martell returned to the US in 2021 and saw an opportunity to be of service to a young, yet vibrant coffee community in Metro-Detroit. His mission to make specialty coffee more accessible to underserved communities has fueled opportunities creating platforms that are more inclusive and equitable for coffee consumers and industry peers.

## Testimonials + Press







The Sepia Coffee Project

TESTIMONIALS
PARTNERS IN COFFEE

"Being minority Folks ourselves, it is important to us that we have a steadfast commitment to creating dedicated space and time and committing dedicated resources such as our buying power, sales platforms, and our voice to collaborate, highlight and uplift other minority made products and owned businesses. Equally as important, to share the story of the people and the journey of the folks behind those products."

*—Rohani Foulkes, FOLK Detroit*

The Sepia Coffee Project

TESTIMONIALS
PARTNERS IN COFFEE

"As small business owners, Detroit residents and POC - having a community which supports us and share identities like our own is crucial. The team at Sepia Coffee Project have gone above and beyond for our business providing the best quality coffee. Our customers are happy, and our business has grown tremendously! We appreciate their service, mentorship and commitment to the community."

*—Ana Alvarez, Cafecito Alvarez*

The Sepia Coffee Project

PRESS IN FOCUS

KEYS TO THE SHOP — 338: A Conversation w/ Martell Mason of The Sepia Coffee Project

DETROIT EATER — The 2023 Hatch Detroit Contest Includes Two Food-Based Businesses

CRAIN'S DETROIT BUSINESS — These are the 2023 Hatch Detroit Semifinalist